Exhibit (a)(8)

                           NEWS FOR IMMEDIATE RELEASE
                           --------------------------

Contact:   Deborah Hull                                      Mary Dale Walters
           Ovid Technologies                                 Wolters Kluwer U.S.
           212-563-3006                                      312-425-7014


                  WOLTERS KLUWER WILL ACQUIRE OVID TECHNOLOGIES
                         FOR APPROXIMATELY $200 MILLION

(NEW YORK CITY AND CHICAGO, SEPTEMBER 29,1998) - Wolters Kluwer U.S. Corporation, a wholly-owned subsidiary of Wolters Kluwer N.V., and Ovid Technologies, Inc. [NASDAQ: OVID] today announced that they have entered into a definitive agreement pursuant to which Wolters Kluwer will acquire all outstanding shares of Ovid on a fully diluted basis for $24.59 per share, or approximately US $200 million, in cash.

     Pursuant to the terms of the definitive merger agreement, Wolters Kluwer shall commence a cash tender offer for Ovid's common stock no later than October 5, 1998. As part of the transaction, Mark Nelson, President and Chief Executive Officer of Ovid, and certain other shareholders, who currently beneficially own an aggregate of approximately 5.1 million shares of Ovid, or approximately 63% of the outstanding shares (on a fully diluted basis), have agreed to tender their outstanding shares and have granted to Wolters Kluwer an option, under certain circumstances, to buy all their shares for $24.59 per share.

     The tender offer is conditioned upon the tendering of shares representing a


                                    --MORE--
majority of Ovid's outstanding common stock (on a fully diluted basis), satisfaction of applicable regulatory requirements and certain other customary conditions. Any shares not purchased in the tender offer will be acquired in a second-step merger for $24.59 per share in cash. Holders of employee stock options will receive cash in an amount equal to the difference between the offer price and their option exercise price.

     The agreement obligates Ovid to pay to Wolters KIuwer a fee of $7 million and up to $500,000 of expense reimbursement, if the transaction is not consummated under certain circumstances.

     Ovid is a leading provider of subscription based electronic information services primarily to medical and scientific markets. Ovid develops sophisticated search software for research-intensive institutions and bundles this technology with full text journals and bibliographic databases. This information is licensed from many renowned publishers, societies and database providers and is channeled to customers through CD-ROM products and online services. Ovid's products are used by thousands of prominent institutions around the world, including private and public universities, library consortia, pharmaceutical firms and governmental organizations.

     Ovid's information solutions aim to help users find answers to research and clinical questions. The company has developed advanced and value adding search and linking tools, which provide links between and within documents. This allows users for example to search for articles that share references, and easily jump from one publication to another. The user may also seamlessly link from content of one publisher to content of another publisher.

     Through acquisitions and autonomous growth Wolters Kluwer has become a


                                    --MORE--
world leader in medical/scientific markets, owning an extremely rich content base. The acquisition of Ovid will provide Wolters Kluwer with an opportunity to substantially accelerate its electronic publishing strategies in the medical and scientific marketplace.

     Through Ovid, the content of more than 900 journals of Wolters Kluwer's medical/scientific publishing companies can - over time - be made fully searchable and navigable linked to bibliographic databases and to journals of other prominent publishers and societies in the field. Ovid can make these electronic journals immediately accessible via the World Wide Web to thousands of customers worldwide.

     Ovid will remain a standalone company, maintaining existing management, within the Wolters Kluwer International Healthcare Division and will continue to partner with other information providers in medical/scientific markets.

     Ovid's annual sales in 1997 on a reported pro forma basis amounted to US $37.4 million. In the first half of 1998 revenues increased (on the same basis) 21.3% to USD 2l.8 million. Operating income improved in the first six months of l998 (on a pro forma basis) 38% to US $3.2 million. The company has almost 200 full time employees.

     Wolters Kluwer is a multidomestic publishing company active in 26 countries. Core activities are legal and tax publishing, business publishing, medical/scientific publishing and educational publishing/professional training.

     Wolters Kluwer has a sales level considerably over Dfl. 5 billion and has almost 15,000 employees. The corporate web site of Wolters Kluwer on the Internet can be accessed at http:\\www.wolters-kluwer.com.

                                  -- # # # # --